SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 April 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 03 April 2017
99.2	Notice of AGM, Special Div and Share Consolidation dated 04 April 2017
99.3	Director/PDMR Shareholding dated 04 April 2017
99.4	Director/PDMR Shareholding dated 04 April 2017

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 March 2017, its issued share capital consists of 206,379,760 ordinary shares of 18 318/329 pence each with each share carrying the right to one vote. 7,945,545 ordinary shares are held in treasury. The total number of voting rights in the Company is 198,434,215.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

4 April 2017
InterContinental Hotels Group PLC ("IHG" or the "Company")

Publication of Circular: Notice of Annual General Meeting and details of Special Dividend and Share Consolidation

On 21 February 2017, the Board of IHG announced its intention to return US$400 million to Shareholders via a Special Dividend with a Share Consolidation. The Board today announces it is publishing a circular (the "Circular") which contains notice of its Annual General Meeting and provides further details of the proposed Special Dividend and Share Consolidation. The Annual General Meeting is to be held on 5 May 2017 at 11.00am at the InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY.

Special Dividend

The amount of the Special Dividend is US$2.025 per Existing Ordinary Share. The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00pm on 5 May 2017 in Pounds Sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on 5 May 2017 (being the close of business on the day before the ADR effective date) in US Dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2017. The Board also announced on 21 February 2017 a proposed final dividend of US$0.64 per Existing Ordinary Share. The Pounds Sterling amount to be paid in respect of the Final Dividend and Special Dividend will be announced on 11 May 2017, based on the average of the market exchange rates on the three dealing days commencing 8 May 2017, using the WM/Reuters closing mid-point spot rate as at 4:00pm. The Final Dividend and Special Dividend are expected to be paid to Shareholders and to holders of ADRs on 22 May 2017.

Share Consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company's ordinary share capital. A resolution to effect the Share Consolidation will be proposed at the Annual General Meeting, details of which are set out in the Circular. The Share Consolidation proposes to replace IHG's Existing Ordinary Shares of 18 318/329 pence with New Ordinary Shares of 19 17/21 pence each in the capital of IHG. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to the relevant Shareholders on 16 May 2017. The value of any Shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

As at the close of business on 30 March 2017 (being the last practicable date prior to the posting of the Circular) when the closing mid-market price per Existing Ordinary Share was 3,937 pence and there were 198,434,215 Existing Ordinary Shares in issue (excluding treasury shares), the total amount of the Special Dividend was equivalent to 4.2 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, Shareholders' percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.

Expected timetable for the Special Dividend and Share Consolidation

If any of the below times and / or dates change, the revised times and / or dates will be notified to Shareholders by announcement through a Regulatory Information Service. Unless otherwise stated, all references to times given below are to London time.

2017
Latest time and date for receipt of Forms of Proxy	11.00am on 3 May
Latest time and date for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	12.00pm (New York time) on 3 May
Annual General Meeting	11.00am on 5 May
Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on 5 May
Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on 5 May
ADR holder record date for the Special Dividend and for the Share Consolidation	4:00 pm (New York time) on 5 May
Commencement of dealings in New Ordinary Shares	8.00am on 8 May
Ordinary Shares (but not ADSs) marked ex-Special Dividend	8 May
CREST accounts credited with New Ordinary Shares	8 May
ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on 8 May
Commencement of dealings in new ADSs	9.30am (New York time) on 8 May
Announcement of the Pounds Sterling amount to be paid in respect of the Special Dividend	11 May
Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	16 May
Payment of the Special Dividend to Shareholders and to holders of ADRs	22 May
Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	22 May

Other information

The Circular will be posted or otherwise made available to Shareholders today. The Circular will be available on the IHG website at www.ihgplc.com/investors under financial library and, in compliance with Listing Rule 9.6.1, copies of both the Circular and the form of proxy for use in connection with the Annual General Meeting will shortly be available for inspection at www.hemscott.com/nsm.do.

All definitions used in the Circular to Shareholders dated 4 April 2017 have the same meaning when used in this announcement.

For further information

Investor Relations (Heather Wood, Neeral Morzaria):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Jovana Lakcevic):	+44 (0)1895 512008	+44 (0)7736 746627

Notes for editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with more than 100 million enrolled members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Exhibit No: 99.3

InterContinental Hotels Group PLC

Notification of Transaction by Director, Person Discharging Managerial Responsibilities or Person Closely Associated

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of Awards under InterContinental Hotels Group PLC Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Condititional rights over a total of 12,830 free shares; the number of shares calculated by reference to a price of £38.97, being the MMQ of the Company's share price at the close of business on the 3 dealing days preceding the date of grant.

The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 31 March 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-04-03
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.4

InterContinental Hotels Group PLC

Transaction Notification

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Federico Lalatta Costerbosa
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Strategy and Corporate Development
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction
Shares transferred at nil consideration pursuant to the vesting of shares under an Annual Performance Plan award, dated 3 October 2014. And immediately sold, following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.07	7,834
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,834 £39.07 £306,074.38
e)	Date of the transaction	2017-03-31
f)	Place of the transaction	XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	13 April 2017